File No. [ ]812-14445

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION

Application for an order under Section 6(c) of the Investment Company Act of 1940, as amended ("1940 Act"), to amend an order under Section 6(c) for an exemption from Sections 18(f)(1) and 18(i) of the 1940 Act.

In the Matter of

USAA ASSET MANAGEMENT COMPANY

USAA INVESTMENT MANAGEMENT COMPANY

USAA MUTUAL FUNDS TRUST

USAA ETF TRUST

9800 Fredericksburg Road
San Antonio, Texas 78288

Please send all communications and orders to:

James G. Whetzel, Assistant Vice President and Secretary
USAA Asset Management Company
USAA Investment Management Company
9800 Fredericksburg Road
San Antonio, TX 78288-0227

Page 1 of 26 numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on April 20September 16, 2015

TABLE OF CONTENTS

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In the Matter of:

USAA ASSET MANAGEMENT COMPANY
USAA INVESTMENT MANAGEMENT
COMPANY
USAA MUTUAL FUNDS TRUST
USAA ETF TRUST

9800 Fredericksburg Road
San Antonio, TX 78288

File No. [___]812-14445

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Application for an Order under Section 6(c) of the
Investment Company Act of 1940, as amended (the
"**1940 Act**"), to amend an order under Section 6(c)
for an exemption from Sections 18(f)(1) and 18(i)
of the 1940 Act.

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I.   SUMMARY OF APPLICATION

In this application (the "**Application**"), the undersigned applicants, USAA Asset
Management Company ("**USAA AMC**"), USAA Investment Management Company ("**USAA
IMC**"), USAA Mutual Funds Trust (the **"Mutual Funds Trust"**) and USAA ETF Trust (the
"**ETF Trust**" and, with the Mutual Funds Trust, collectively the **"Trusts"** and individually each
a **"Trust"**). USAA AMC, USAA IMC, and the Trusts may hereafter be referred to as the
"**Applicants.**"[1] The Applicants apply for and request an order of the U.S. Securities and
Exchange Commission (the "**Commission**") to amend a prior order under Section 6(c) of the Act
(referred to herein as the "**Prior Order**")[2], for an exemption from Sections 18(f)(1) and 18(i) of
the 1940 Act (the "**Order**").

The Prior Order permitted, among other things,: (a) actively-managed series of certain
open-end management investment companies to issue shares ("**ETF Shares**") redeemable in
large aggregations only ("**Creation Units**"); (b) secondary market transactions in ETF Shares to
occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain
circumstances, more than seven days from the tender of ETF Shares for redemption; (d) certain
affiliated persons of the series to deposit securities into, and receive securities from, the series in
connection with the purchase and redemption of Creation Units; and (e) certain registered
management investment companies and unit investment trusts outsidethat are not part of the
same group of investment companies as the seriesInitial Funds to acquire ETF Shares. beyond
the limits of Sections 12(d)(1)(A) and (B) of the Act ("Prior Section 12(d)(1) Relief").

Applicants seek an Order to permit certain actively-managed series of the Mutual Fund
Trust which offer classes of conventional mutual fund shares (respectively, "**Mutual Funds**" and

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[1] All existing entities that intend to rely on the Order have been named as Applicants. Any other existing or future
entity that subsequently relies on the Order will comply with the terms and conditions of this Application.

[2] USAA AMC, USAA IMC and ETF Trust previously submitted an application with the Commission (File No. 812-
14140) on January 17, 2014, as amended, requesting relief with respect to the offering of actively managed ETFs
("**Prior Application**"). The application was noticed in Release No. 30891 dated January 23, 2014 and the order
granting the relief requested was contained in Release No. 30921 dated February 19, 2014. All capitalized terms not
otherwise defined in this Application have the meanings ascribed to them in the Prior Application.

"**Mutual Fund Shares**" and, together with ETF Shares, "**Shares**") to issue an additional class of ETF Shares and series of the ETF Trust which issues ETF Shares to issue classes of Mutual Fund Shares. The ETF Shares and Mutual Fund Shares will each represent interests in the same portfolio of investments.

Applicants request that the Order apply ~~not only~~ to the existing series of the Trusts~~, but also~~ as well as to any future series of the Trusts~~, as well as~~ and any other ~~future~~registered open-end ~~management companies that may utilize active management~~ investment ~~strategies (the "**Future Funds**"). Any Future Fund will~~company or series thereof that, in each case, (a) ~~be~~is advised by USAA AMC, or an entity controlling, controlled by, or under common control with USAA AMC (each ~~entity included in the term,~~ an "**Advisor**"), (b) ~~offer~~offers both ETF Shares and Mutual Fund Shares as described in this Application, ~~and (c) comply~~(c) utilizes an active management investment strategy, and (d) operates in accordance with the terms and conditions of the Prior Order, as amended by this Application~~. The existing series of the Trusts and future funds together are each a "**Multiclass Fund**" and~~ (collectively ~~the,~~ "**Multiclass Funds**~~."~~"). However, this relief will not apply to a master fund or feeder fund in a master-feeder structure.

Applicants are also requesting relief in this Application to permit any existing or future actively-managed series of Mutual Funds Trust to rely on the requested Order in combination with the Prior Order. Any series of Mutual Funds Trust that relies on the Prior Order will comply with the terms and conditions of the Prior Order as amended by this Application in connection with the operation of an ETF Share class.

Applicants also request that each Multiclass Fund be permitted to rely on the Prior 12(d)(1) Relief in order to sell Shares to Investing Funds, subject to the terms, conditions and limitations in the Prior Order. Applicants agree, however, that no Multiclass Fund will rely on the Prior Section 12(d)(1) Relief to allow any closed-end fund to invest in a Multiclass Fund in excess of the limits of Section 12(d)(1)(A) or (B).

The relief requested in this Application from Sections 18(f)(1) and 18(i) is similar to the relief granted by the Commission to the open-end management investment companies issued by Vanguard Index Funds.[3]

Except as specifically noted herein, all representations and conditions contained in the Prior Application relating to the operation of the ETFs are equally applicable to ~~the ETF Shares of~~ Multiclass Funds that offer classes of both Mutual Fund Shares and ETF Shares. Such Multiclass Funds, with respect to their class of ETF Shares, will operate in a manner identical to that of the ETFs that were the subject of the Prior Order, except as described in this Application.

Applicants believe that with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and

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[3] *In the Matter of Vanguard Index Funds*, et. al, File No. 812-12094, Investment Company Act Release No. 24680 (Oct. 6, 2000) (notice) and 24789 (Dec. 12, 2000) (order); *In the Matter of Vanguard Bond Index Funds,* et. al, File No. 812-13336, Investment Company Act Release No. 27750 (Mar. 9, 2007) (notice) and 27773 (Apr. 2, 2007) (order).

provisions of the 1940 Act.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.   **THE APPLICANTS**

A.   The Mutual Funds Trust.

The Mutual Funds Trust is a statutory trust organized under the laws of the State of Delaware and is registered with the Commission as an open-end management investment company. The Mutual Funds Trust currently consists of ~~52~~54 conventional mutual funds (the "**Existing Mutual Funds**"), each with its own investment objective and policies. The shares of Existing Mutual Funds are offered and sold to retail and institutional investors and may be sold through distribution arrangements with brokers, dealers, banks, insurance companies, investment advisers, and other financial intermediaries. The Mutual Funds Trust is overseen by a board of trustees (the "**Mutual Funds Trust Board**").

B.   The ETF Trust.

The ETF Trust is a statutory trust organized under the laws of the State of Delaware and will be registered with the Commission as an open-end management investment company. The ETF Trust will be organized as a series fund consisting of multiple series with actively-managed portfolios pursuant to registration statements on Form N-1A, as amended, filed with the Commission under the Securities Act of 1933 (**"Securities Act"**) and the 1940 Act. The ETF Trust is overseen by a board of trustees (the **"ETF Board"** and with the Mutual Funds Trust Board, collectively the **"Boards"** and individually each a **"Board"**) ~~which will maintain the composition requirements of Section 10 of the 1940 Act[4]. Each series will adopt fundamental policies consistent with the 1940 Act and be classified as "diversified" or "non-diversified" under the 1940 Act. Each series intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the regulated investment company ("RIC") diversification requirements of the Internal Revenue Code of 1986, as amended[5]~~.

C.   The Advisor.

USAA AMC is the investment advisor to the Existing Mutual Funds and will be the investment advisor to the initial Multiclass Funds. USAA AMC is a Delaware corporation, with its principal office in San Antonio, Texas. USAA AMC is registered as an "investment adviser" under Section 203 of the Investment Advisers Act of 1940 (the "**Advisers Act**"). Any other Advisor to a Multiclass Fund will be registered as an investment adviser under the Advisers Act. The Advisor, subject to the oversight and authority of the applicable Board, will develop the overall investment program for each Multiclass Fund. The Advisor will arrange and oversee the provision of necessary services for each Multiclass Fund (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and

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[4] ~~The terms "Board" and "Boards" include any board of directors or trustees of a Future Fund, if different.~~

[5] The terms "Board" and "Boards" include any board of directors or trustees of a Future Fund, if different.

administrative personnel necessary for managing the investment program of each Multiclass Fund. The Advisor may enter into sub-advisory agreements with investment advisers to act as sub-advisers with respect to the Funds (each a "**Subadvisor**"). Any Subadvisor will be registered under the Advisers Act or not subject to such registration.[6]

D. The Distributor.

The Trust will enter into a distribution agreement with one or more distributors. USAA IMC, an affiliate of the Advisor, will act as the distributor and principal underwriter of the initial Multiclass Funds (the "**Distributor**"). The Distributor is a Delaware corporation, with its principal office in San Antonio, Texas. The Distributor is registered as a broker-dealer under the Exchange Act and is also registered as an "investment adviser" under Section 203 of the Advisers Act. The Distributor distributes or will distribute Mutual Fund and ETF Shares on an agency basis. The Distributor will be identified as such in the current prospectus ("**Prospectus**") for each Multiclass Fund and will comply with the terms and conditions of this Application. Applicants request that the Order requested herein apply to any additional or future distributor of the Multiclass Funds (each included in the term "Distributor"), which also would be a broker or dealer registered under the Exchange Act ("**Broker**" or "**Brokers**") and would comply with the terms and conditions of the Application. The Distributor of any Multiclass Fund may be an affiliated person of the Advisor and/or Subadvisors.

No Distributor, Advisor, Subadvisor, Trust, or Multiclass Fund is, or will be, affiliated with any national securities exchangeStock Exchange, as defined in Section 2(a)(26) of the 1940 Act (each, a "**Stock Exchange**").Prior Order.

III. APPLICANTS' PROPOSAL

A. The Issuance of a Mutual Fund and an Exchange-Traded Class of Investment Company Shares.

The Trusts' organizational documents permit or will permit each of the Multiclass Funds to issue shares of different classes. Each Existing Fund currently offers one or more classes of Mutual Fund Shares. ETF Trust does not currently offer any ETFs or conventional mutual funds.

Applicants propose that the one or more Existing Mutual Funds issue an additional class

[6] The Advisor, as well as the Distributor (as defined below), each have adopted a code of ethics as required under Rule 17j-1 under the 1940 Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 ("**Code of Ethics**"). In addition, the Advisor will adopt policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Securities and Exchange Act of 1934 ("**Exchange Act**") or the rules thereunder, of material non-public information by the Advisor or associated person ("**Inside Information Policy**"). Any Advisor to a Future Fund or Subadvisor to a Fund will adopt and maintain a similar code of ethics and inside trading policy and procedures. In accordance with the Code of Ethics and Inside Information Policy of the Advisor, or similar code, policy, and procedures of a Subadviser, personnel of those entities with knowledge about the composition of the Deposit and Redemption Instruments (defined below) will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

~~of shares that will be listed and traded on a Stock Exchange (previously defined as~~ ETF Shares~~)~~ and that one or more Future Funds ~~which~~(as defined in the Prior Order) that issue ETF Shares ~~to~~ issue ~~an~~one or more additional ~~class~~classes of Mutual Fund Shares. Except as set forth in Part V.A.2 below, the Multiclass Funds will comply in all respects with Rule 18f-3, which permits an open-end investment company to issue more than one class of shares. The Trusts will amend (in the case of the Existing Mutual Funds) or put in place (in the case of Future Funds that issue both Mutual Fund Shares and ETF Shares) the written plan (the "**18f-3 Plan**") required by paragraph (d) of Rule 18f-3 prior to offering both Mutual Fund Shares and ETF Shares publicly. In amending/putting in place the 18f-3 Plan, each Trust's Board, including a majority of the trustees who are not interested persons of the Trust, will determine, for each Multiclass Fund, that the expense allocation among the classes of Mutual Fund Shares and ETF Shares is in the best interests of each class individually and of each Multiclass Fund as a whole.

Except in connection with the Conversion Privilege (see Part III.B below), the Distribution Reinvestment Program (as defined in the Prior Order) or the liquidation of a Multiclass Fund or the ETF Share class of a Multiclass Fund, each Multiclass Fund will issue and redeem ETF Shares only in Creation Units.[7]

At the time it wishes to rely upon the relief provided in the Order, the relevant Trust will file with the Commission an amendment to its then-current registration statement to permit, as applicable, a Multiclass Fund to offer and sell ETF Shares in addition to Mutual Fund Shares or to offer and sell Mutual Fund Shares in addition to ETF Shares. The various disclosure ~~statements~~documents and marketing materials will describe the significant features of ETF Shares ~~or Mutual Fund Shares, as applicable,~~ and explain the differences between ETF Shares and Mutual Fund Shares.

Each shareholder of each Trust, no matter whether they are a holder of ETF Shares or Mutual Fund Shares, will have one vote per Share with respect to matters regarding such Trust, or the respective Multiclass Fund for which a shareholder vote is required, consistent with the requirements of the 1940 Act and the rules promulgated thereunder and applicable state law. Holders of Mutual Fund Shares may reinvest their dividends in additional Mutual Fund Shares of the Multiclass Fund. ~~The Prior Order permits holders~~Holders of the ETF Shares ~~to~~may reinvest their dividends in additional ETF Shares if their DTC Participant offers such a program to its customers ~~(see below or in the Prior Application for further information on the Distribution Reinvestment Program).~~.

Each Multiclass Fund will make publicly available each Business Day the identities and quantities of the Deposit Instruments and the Redemption Instruments[8] as well as~~, to the extent~~

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[7] Applicants are proposing to amend representations made in the Prior Order that state ETF Shares will be purchased from a fund only in Creation Units, except with respect to the Distribution Reinvestment Program,~~ in Creation Units~~ to the extent necessary to be able to offer the Conversion Privilege as holders of Mutual Fund Shares will likely be purchasing ETF Shares in lesser amounts.

[8] ~~In order to keep costs low and permit each fund to be as fully invested as possible ETF Shares will generally be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified in the Prior Order, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("**Deposit**~~

~~required,~~ the Multiclass Fund's portfolio holdings~~, in each case,~~ in accordance with the ~~applicable~~ Prior Order. Affording holders of Mutual Fund Shares information respecting the Multiclass Fund's holdings on a daily basis could facilitate the shareholder's ability to more precisely tailor such shareholder's overall investment exposure to specific issuers and assist in asset allocation decisions.

Applicants are aware of the concerns that full portfolio transparency may compound the risk of front-running of Multiclass Fund trades and may also facilitate the ability of outside investors to "free ride" on a Multiclass Fund's investment strategies. Since security transactions are booked and reflected on a Multiclass Fund's records the day after trade date (T+1), disclosure of portfolio holdings used to calculate the Multiclass Fund's net asset value on a business day will not include trades processed on that date. Accordingly, since portfolio transactions will only be disclosed after they have been affected, the risk of "front running" ~~or~~and "free riding" to the Multiclass Fund resulting from the disclosure of portfolio holdings is expected to be minimal. Applicants intend to carefully consider the impact of full portfolio transparency on a fund when deciding whether to add an ETF share class to such fund.

B. Conversion of Shares.

Certain Multiclass Funds may offer current and future holders of Mutual Fund Shares the opportunity to convert such shares into ETF Shares of equivalent value and holders of ETF Shares the opportunity to convert such shares into Mutual Fund Shares of equivalent value (collectively, the "**Conversion Privilege**").[9] Applicants currently anticipate making the Conversion Privilege, if implemented with respect to a Multiclass Fund, available to both holders of Mutual Fund Shares and ETF Shares of such Multiclass Fund but only to the extent that (1) it is deemed operationally feasible for the relevant Multiclass Fund to do so; and (2) subject to the applicable Board's approval. In the event that the Conversion Privilege with respect to a Multiclass Fund is made available only to holders of certain shares, Applicants recognize that this will create a difference in shareholder rights, however, Applicants do not believe that such a difference implicates any of the abuses or concerns that Section 18 was designed to prevent. If the Conversion Privilege is made available with respect to a Multiclass Fund, Applicants' present intention is to leave the Conversion Privilege open indefinitely. However, Applicants reserve the right to terminate the Conversion Privilege upon reasonable notice to holders of ~~shares~~Shares.

Applicants believe that, to the extent available, the Conversion Privilege will facilitate the movement of investors holding Mutual Fund Shares out of their Mutual Fund Shares and into ETF Shares and investors holding ETF Shares out of their ETF Shares and into Mutual Fund Shares in an expeditious and tax efficient manner.

The decision to convert ~~shares~~Shares of one class into another will be solely at the option of the shareholder. Under no circumstances will a holder of Mutual Fund Shares be *required* to

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~~**Instruments**"), and shareholders redeeming their ETF Shares will receive an in-kind transfer of specified instruments ("**Redemption Instruments**").~~

[9] Applicants may not make the Conversion Privilege available with respect to all Multiclass Funds. The determination will be made on a fund-by-fund basis.

convert his or her ~~shares~~Shares into ETF Shares nor will a holder of ETF Shares be *required* to convert his or her ~~shares~~Shares into Mutual Fund Shares. Under applicable tax law, the conversion of one class of ~~shares~~Shares of a Multiclass Fund into another class of ~~shares~~Shares of the same Multiclass Fund is not a taxable transaction.

Applicants expect that investors interested in moving from Mutual Fund Shares to ETF Shares would do so via a conversion (a nontaxable event), rather than by redeeming their Mutual Fund Shares and using the proceeds to purchase ETF Shares (a taxable event). Similarly, Applicants expect that investors interested in moving from ETF Shares to Mutual Fund Shares would also prefer do so via a conversion (a nontaxable event) rather than by redeeming their ETF Shares and using the sale proceeds to purchase Mutual Fund Shares (a taxable event). However, an investor might prefer to redeem their Mutual Fund/ETF Shares and purchase ~~shares~~Shares of another class of the Multiclass Fund~~, if one is offered,~~ rather than taking advantage of the Conversion Privilege if the investor wants to own ~~shares~~Shares of such different class immediately and does not want to wait while the asset transfer is completed. In any event, the decision on how to move from Mutual Fund Shares to ETF Shares or from ETF Shares to Mutual Fund Shares, as the case may be, rests solely with the investor. Applicants will not adopt any measures to encourage conversions over redemptions, or vice-versa.

The Conversion Privilege is an exchange offer under Section 11(a) of the 1940 Act. The terms of the Conversion Privilege will conform to the requirements of Section 11(a). In particular, the conversion will be made at the relative net asset value ("**NAV**") of the respective securities. Applicants may impose an administrative fee on shareholders who effect a conversion. If a fee is imposed, it will be applied in compliance with Rule 11a-3 under the 1940 Act. Shares issued to a shareholder as part of a conversion transaction will be newly issued shares by the Multiclass Fund and not ETF Shares purchased by the Multiclass Fund on the secondary market. The issuance of shares in connection with the Conversion Privilege will comply with the Securities Act.

The Advisor and/or Distributor may distribute educational and/or marketing materials that describe the Conversion Privilege. These materials will not cite the Conversion Privilege as a reason for investors to purchase shares in the Multiclass Fund.

With respect to each Multiclass Fund that offers the Conversion Privilege, around the time ETF Shares begin trading and/or Mutual Fund Shares are offered, each Trust, as applicable, will send existing holders of shares appropriate notice, which will include information about how to convert their shares into ETF or Mutual Fund Shares, as applicable.[10] The applicable Prospectus will contain similar information. The information in the notice and the Prospectus will describe the Conversion Privilege generally (who may convert, on what terms) and describe who the investor should contact to initiate a conversion. Both the notice and the Mutual Fund Shares Prospectus will inform shareholders considering a conversion to ETF Shares that (1) ETF Shares will not be redeemable with the Multiclass Fund other than in Creation Unit aggregations; (2) the shareholder will only be able to sell ETF Shares through a broker, and may have to pay

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[10] The notice will comply with, and be deemed an omitting prospectus in accordance with Section 10(b) of the Securities Act and Rule 482 thereunder.

brokerage commissions in connection with the sale; and (3) a shareholder selling ETF Shares may receive less than NAV in connection with the sale.

ETF Shares must be held in a brokerage account. Thus, before an investor can convert Mutual Fund Shares into ETF Shares, the investor must have an existing brokerage account or open a new one.[11] To initiate a conversion, the investor would contact the broker where the investor has established the account in which the ETF Shares will be held. Depending on the policies of that broker, the investor might communicate the conversion request in writing, by phone, or online. The broker would contact the Distributor, and the conversion would be effected through a process that involves the Multiclass Fund's transfer agent, the Multiclass Fund's custodian bank, and DTC.

Because DTC's systems currently are unable to handle fractional shares, conversion requests will be rounded down to the nearest whole number so that only whole ETF Shares will be moved to a brokerage account through the Conversion Privilege. If an investor requests conversion of all of his or her holdings of a Multiclass Fund's Mutual Fund Shares to ETF Shares, Applicants contemplate liquidating the fractional shares that remain, if any, and sending the cash proceeds to the investor's broker. The liquidation of the fractional share would be a taxable event, and the cash amount transferred would generally represent taxable income. Therefore, the Mutual Fund Shares Prospectus and ETF Shares Prospectus will disclose that (a) Mutual Fund Shares can be converted into ETF Shares only in whole share increments under a rounding down method; (b) fractional shares that remain when an investor converts all of his or her holdings of a Multiclass Fund's Mutual Fund Shares to ETF Shares will be liquidated and the balance transferred to the investor's broker; and (c) the tax consequences of a conversion.

Once a conversion from Mutual Fund Shares to ETF Shares is complete, and the investor owns ETF Shares rather than Mutual Fund Shares, Applicants would have no information about, and no relationship with, the investor (now the "**Beneficial Owner**") with respect to the investor's ownership of those ETF Shares. Applicants' records would reflect ownership of those ETF Shares by DTC. DTC's records, in turn, would reflect ownership by the DTC Participant broker-dealer through whom the Beneficial Owner holds the ETF Shares, and the broker's records would reflect ultimate ownership by the Beneficial Owner. Beneficial Owners would continue to receive all of the statements, notices and reports required by law. However, Beneficial Owners seeking account information or wanting to sell their ETF Shares would have to contact their broker, not Applicants. In addition, Beneficial Owners of ETF Shares would no longer receive services offered by Applicants to shareholders owning Mutual Fund Shares, such as telephone redemptions, average cost information, and services for moving money into or out of client accounts. Shareholders wishing to convert their ETF Shares to Mutual Fund Shares will be instructed to contact their broker. The broker would contact the Distributor and the conversion would be effected through a process that would involve the Multiclass Fund's transfer agent, custodian bank, and DTC.

IV. IN SUPPORT OF THE APPLICATION

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[11] The Multiclass Funds will have no role in selecting or recommending a broker for the purpose of holding ETF Shares.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security or transaction from any provision of the 1940 Act, or from any rule under the 1940 Act, if the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act. The proposal will enable the Multiclass Funds to offer a class of ETF Shares and a class of Mutual Fund Shares which both represent interests in the same portfolio of investments. As a result, new investors in a single Multiclass Fund will benefit from the opportunity to choose between a mutual fund and an ETF.

The proposal may also make it possible for the Multiclass Funds to spread fixed costs over a larger asset base, thereby helping the Multiclass Funds to realize further economies of scale and benefitting both current and future holders of ETF Shares and Mutual Fund Shares. A larger asset base may also facilitate the ability of a Multiclass Fund to diversify its holdings to the maximum extent deemed appropriate by the investment adviser and contribute to a reduction in transaction costs as a percentage of Multiclass Fund assets.

Similar to a master-feeder structure, the proposed multi-class structure is designed to offer the benefits of a single portfolio without the need and costs of creating separate investment companies. However, Applicants believe the multi-class structure is a more streamlined and efficient structure than a master-feeder structure (particularly with respect to existing funds that would need to transfer assets and undergo a restructuring in order to operate under a master-feeder structure). A master-feeder structure would be more costly to maintain and administer than a multi-class structure; for example, in a master-feeder structure involving a mutual fund and an ETF, three separate legal entities would need to be maintained involving multiple sets of financial statements and tax returns. In addition, administration, custody and transfer agency costs would likely be higher.

The applicable Board will weigh any potential disadvantages of operating an ETF in a multi-class structure against the expected benefits of operating an ETF within such a structure. For example, the Board will consider, as appropriate, whether certain costs are higher in a multi-class structure.

V.   **DISCUSSION OF RELIEF REQUESTED**

A.   Sections 18(f)(1) and 18(i)

1.   Need for Relief.

Section 18(f)(1) of the 1940 Act provides that "[i]t shall be unlawful for any registered open-end investment company to issue any class of senior security or to sell any senior security of which it is the issuer," with exceptions that are not relevant to the fact scenario presented in this Application. The term "senior security" is defined in Section 18(g) to include "any stock of a class having priority over any other class as to distribution of assets or payment of dividends." Section 18(i) provides that every share of stock issued by an open-end investment company "shall be a voting stock and have equal voting rights with every other outstanding voting stock."

The Commission generally takes the position that certain material differences in the rights accorded to, or expenses paid by, different shareholders of the same investment company raise senior security issues under Section 18. Since holders of Mutual Fund Shares and ETF Shares will have different redemption and trading rights, are expected to have different dividend declaration and payment dates and, in some cases, may have different conversion rights, Applicants are requesting relief from Sections 18(f)(1) and 18(i).

In 1995, the Commission adopted Rule 18f-3, which provides an exemption from Sections 18(f)(1) and 18(i) for any open-end investment company (or series thereof) with a multi-class structure, provided that the company complies with certain requirements. Although the Multiclass Funds comply substantially with Rule 18f-3, they are unable to rely on the Rule because they cannot comply with each and every requirement of the Rule, as discussed more fully in the next subsection.

2.   Compliance with Rule 18f-3.

Rule 18f-3 allows open-end investment companies to issue multiple classes of shares representing interests in the same portfolio subject to certain provisions intended to prevent investor confusion, assure fair expense allocation and voting rights, and prevent conflicts of interest among classes. Applicants represent that their proposal complies substantially with the provisions of Rule 18f-3 and that, to the extent it does not comply, the noncompliance does not implicate any of the abuses or concerns that Section 18 was designed to prevent.

Class-specific expenses are or will be provided for under the 18f-3 Plan adopted by the Multiclass Funds that have a multi-class arrangement. In every case, a Multiclass Fund's 18f-3 Plan was (and will be in the case of ~~Future~~future Multiclass Funds) approved by the Board.

Applicants will comply in all respects with Rule 18f-3, except paragraph (a)(4), which states that except as set forth in paragraphs (a)(1)-(3) of the Rule, each class shall have the same rights and obligations as each other class.

There are six ways in which Mutual Fund Shares and ETF Shares will have different rights. First, Mutual Fund Shares will be individually redeemable while ETF Shares will be redeemable only in Creation Unit aggregations. Second, ETF Shares will be tradable on a Stock

10

Exchange while Mutual Fund Shares will not. Third, the Conversion Privilege may be limited to one share class (*i.e.*, not offered to both holders of Mutual Fund Shares and ETF Shares of the Multiclass Fund).[12] Fourth, dividends of Mutual Fund Shares may be automatically reinvested in additional Mutual Fund Shares issued by a Multiclass Fund at its NAV per Share, while holders of ETF Shares may only participate in a dividend reinvestment plan to the extent their broker-dealers make available the DTC book-entry and/or broker-dealer sponsored dividend reinvestment service.[13] Fifth, although all share classes of a Multiclass Fund will declare dividends on the same schedule (*e.g.*, monthly, quarterly, annually), it is currently expected that the dividend declaration date for Mutual Fund Shares will be the ex-dividend date, whereas due to Stock Exchange requirements, the declaration date for ETF Shares is expected to be one business day before the ex-dividend date. Sixth, while all share classes of a Multiclass Fund will pay dividends on the same schedule (*e.g.,* monthly, quarterly, annually), the payment date for the Mutual Fund Shares is expected to be the same as the ex-dividend date, whereas the payment date for ETF Shares is expected to be approximately four days or more after the ex-dividend date. None of these differences, in our view, implicates the concerns at which Section 18 is directed — *i.e.*, excessive leverage, conflicts of interest, and investor confusion.[14]

(A)   Leverage. The issuance of classes of shares with different rights and obligations, and different dividend declaration and payable dates, does not create any opportunity for leverage.

(B)   Conflicts of Interest. While having more than one class of shares creates the potential for conflicts of interest between the classes, we do not believe that the potential conflicts that could arise with respect to an exchange-traded class are any different from those that could arise in any multi-class arrangement. Rule 18f-3 contains provisions designed to minimize or eliminate potential conflicts between classes, such as requiring separate approval on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and

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[12] While Rule 18f-3 permits different classes to have different exchange privileges, it is unclear whether the Rule contemplates exchanges between classes within the same Fund. In light of the uncertainty whether paragraphs (a)(4) and (e)(1) of Rule 18f-3, taken together, permit the Applicants to offer a one-way exchange (*i.e.,* to the extent that the Conversion Privilege is limited to one share class), Applicants are requesting relief from Sections 18(f)(1) and 18(i) to do so.

[13] The Prior Order permitted the use of the DTC Dividend Reinvestment Service which may be made available to Beneficial Owners through DTC Participants for reinvestment of their cash dividends. However, even if a Trust were to support the use of the DTC Dividend Reinvestment Service some DTC Participants may elect not to use the service. DTC Participants whose customers participate in the program will have the distributions of their customers automatically reinvested in additional whole shares issued by the Funds at NAV per Share regardless ~~if~~of whether the shares are currently trading at a premium or discount to NAV. The initial decision to participate in the DTC Dividend Reinvestment Service is made by the DTC Participant. Once a DTC Participant elects to participate in the DTC Dividend Reinvestment Service it offers its customers the option to participate. This program is referred to as the Distribution Reinvestment Program in the Prior Order.

[14] Rule 18f-3(a)(1)(ii) provides, in general, that each class may pay a different share of other expenses if the expenses are actually incurred in a different amount by the class. A Multiclass Fund may charge a Transaction Fee, in part, to recoup expenses attributable to the in-kind exchange of specified deposit or redemption instruments for Creation Units. A Transaction Fee for that purpose would not be relevant to Mutual Fund Shares. A Multiclass Fund may also charge a Transaction Fee to recoup expenses attributable to the purchase or redemption of large amounts of Shares in whole or in part for cash. Each Trust's Board may adopt policies and procedures describing when transactions will be considered equivalent or not equivalent across classes for this purpose.

requiring the use of certain formulas for allocating income, gains and losses, and appreciation and depreciation. The Multiclass Funds will comply with these voting and allocation provisions. Applicants do not believe that potential conflicts of interest beyond those raised generally by a multi-class structure are raised specifically when classes have different redemption and trading rights, different timing of dividend declaration and payment dates, potentially differences in the availability of a dividend reinvestment plan and, in some cases, may have different conversion rights.

(i) Potential conflicts of interest resulting from different classes declaring dividends on different days.

Although Mutual Fund Shares and ETF Shares may both pay dividends, the dividend declaration date for Mutual Fund Shares is expected to be the ex-dividend date while the declaration date for ETF Shares is expected to be one business day before the ex-dividend date. Applicants expect that the difference in the dates on which dividends of Multiclass Funds are declared for Mutual Fund Shares and ETF Shares will be due solely to Stock Exchange rules applicable to ETFs, not to the intent of management to adopt specific measures that could be favorable to one class and prejudicial to another. Applicants note that they do not expect that there will be an economic impact on a particular share class as a result of this difference in dividend declaration dates.

(ii) Potential conflicts of interest resulting from different classes paying/reinvesting dividends on different days.

Although Mutual Fund Shares and ETF Shares may both pay dividends, the payment date for Mutual Fund Shares is expected to be the ex-dividend date while the payment date for ETF Shares is expected to be approximately four days after the ex-dividend date. Thus, while Mutual Fund Shareholders who wish to reinvest their dividends will be able to do so on the ex-dividend date, ETF Shareholders who wish to reinvest their dividends will not be able to reinvest their dividends until several days later. The delay between the ex-dividend date and the payment/reinvestment date occurs for all ETFs, whether they are stand-alone ETFs or part of a multi-class structure, and regardless of whether an ETF Shareholder elects to reinvest dividends.

As a result of the difference in when dividends are paid, Mutual Fund shareholders who reinvest dividends will be continuously invested, while ETF shareholders who reinvest will be "out of the market" for four days with respect to the amount of the dividend. This four-day difference will affect the relative performance of the classes because, during the four-day period when the dividend is out of the market, ETF Shareholders will not receive income or experience appreciation or depreciation on the amount of the dividend. ~~There is no reason to expect~~Applicants do not believe that this economic difference will be significant.[15]

We do not believe that the potential performance difference between Mutual Fund and ETF Share classes resulting from the different dividend payment schedules is inconsistent with the purposes underlying Section 18 of the 1940 Act for the following reasons:

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[15] Applicants expect that the effect of any difference among the classes resulting from differences in dividend payment dates will be less than one basis point per year.

- As noted above, ~~Applicants do not believe~~ the potential performance difference ~~is not expected to~~will be significant.

- ~~The~~Applicants do not believe that the potential performance difference ~~is not expected to~~will consistently favor one class over the other. Because share prices are, for all relevant purposes, equally likely to move up or down, the four-day payment delay experienced by ETF Shareholders is as likely to help them as hurt them.

- Section 18 does not guarantee equality of performance among different classes of the same Multiclass Fund. Indeed, different classes will always have different performance as a result of the different expense ratios that apply to each class. Typically, those performance differences are far greater than the performance differences that will result from different classes having different dividend payment dates.

- The use of different dividend payment dates is a necessary consequence of the fact that ETF Shares are exchange traded while Mutual Fund Shares are not. The delay between the ex-dividend date and the payment date is an inherent feature of any ETF that investors must accept in order to obtain the other inherent features of the instrument, such as intra-day trading.

- The delay between the ex-dividend date and the payment date cannot be avoided; it would exist whether an ETF was structured as a separate share class of a multi-class fund or as a stand-alone fund.

(iii)   Potential inequitable voting power.

Section 18(i) provides that "every share of stock . . . issued by a registered management investment company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock." Because shareholders of each Multiclass Fund are given voting rights based on the number of shares owned, and because the Multiclass Funds make available a dividend reinvestment service to Mutual Fund Shareholders and may not make the same dividend reinvestment service to ETF Shareholders, in the first few days after the ex-dividend date, when Mutual Fund Shareholders have had their dividends reinvested while ETF Shareholders have not, each Mutual Fund Shareholder could have more voting power than each ETF Shareholder.

Applicants believe that their proposed treatment of voting rights meets the standards of Section 18(i) because every share issued by the Multiclass Funds will have equal voting rights in that each share will be entitled to one vote per share and~~, in the case of Mutual Fund Shares,~~ a fractional vote per fractional share. (It is true that the voting power of the classes would be different based on the different dividend payment/reinvestment policies, but voting power and voting rights are not necessarily the same thing.) Even if one takes the position that the classes have different voting rights as a result of their different dividend policies, Applicants' proposal merits an exemption from Section 18(i) because, given the immaterial difference in voting power between the classes, it is extremely unlikely that the outcome of a proxy vote would ever be affected.

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(C)   Investor Confusion. –With respect to the issue of investor confusion, Applicants intend to take numerous steps that we believe will minimize or eliminate any potential for investor confusion. One of the concerns regarding multi-class arrangements is the potential for investor confusion. We believe the potential for confusion is very limited. We note that ETFs have been in existence for approximately twenty years, with many of these funds so popular that they consistently are among the highest volume securities on the Stock Exchange on which they trade. From all available evidence, it appears that investors are familiar with the concept of ETF shares and understand the fundamental differences between them and conventional mutual fund shares. Thus, we think the potential for confusion is very limited. In addition, it is extremely unlikely that any investor acquiring ETF Shares (or Mutual Fund Shares, as applicable) through the Conversion Privilege will do so without understanding the differences between the classes, since an investor would effect a conversion only if he or she wanted to own shares with different characteristics.

Notwithstanding the limited potential for confusion, Applicants will take numerous steps to ensure that investors clearly understand the differences between Mutual Fund Shares and ETF Shares.

- Different products, different names. All references to the exchange-traded class of shares will use a generic term, determined by the Advisor, for such shares or a form of trade name, in either case, indicating that they are exchange-traded., rather than the Multiclass Fund name.

- Separate prospectuses. There will be separate prospectuses for a Multiclass Fund's ETF Shares and Mutual Fund Shares.

- Prominent disclosure in the ETF Shares Prospectus. The cover and summary section of a Multiclass Fund's ETF Shares prospectus will include disclosure that the ETF Shares are listed on a Stock Exchange and are not individually redeemable.

- Segregated disclosure in the Mutual Fund Shares Prospectus. Because Mutual Fund Shares may be converted into ETF Shares and ETF Shares may be converted into Mutual Fund Shares (in the event the Conversion Privilege is implemented with respect to a Multiclass Fund), a Multiclass Fund's Mutual Fund Shares prospectus and ETF Shares prospectus will contain appropriate disclosure about the ETF Shares and Mutual Fund Shares, as applicable, and about the Conversion Privilege. To avoid investor confusion, this additional disclosure will be segregated from, rather than integrated with, the rest of the applicable prospectus. The segregated disclosure will still appear in the same document as the disclosure from which it is being segregated. Segregation might consist of placing the disclosure at the end of the prospectus, so that it is physically separated from the rest of the prospectus. If economically feasible, the segregated disclosure will be printed on different color paper to further set it apart from the rest of the prospectus.

- No reference to ETF Shares as a mutual fund investment. The ETF Shares will not be marketed as a mutual fund investment. Marketing materials may refer to ETF Shares as an interest in an investment company or Multiclass Fund, but will not make reference to an "open-end fund" or "mutual fund" except to compare or contrast the ETF Shares with

14

traditional mutual fund shares. Where appropriate, there may be express disclosure that ETF Shares are not a mutual fund product.

- No joint advertising. ~~USAA IMC~~The Advisor will not market Mutual Fund Shares and ETF Shares in the same advertisement or marketing material. (This representation would not prohibit ~~USAA IMC~~the Advisor from publishing educational or marketing materials (a) containing disclosure about the Conversion Privilege, or (b) comparing and contrasting Mutual Fund Shares and ETF Shares.)[16]

- Special disclosure. In any document addressed primarily to prospective investors (including the Mutual Fund Shares and ETF Shares prospectuses, statement of additional information, shareholder reports, advertisements, and marketing materials) the following points will be emphasized: (a) ETF Shares are not redeemable with a Multiclass Fund other than in Creation Unit aggregations; (b) ETF Shares, other than in Creation Unit aggregations and through a Conversion Privilege or Distribution Reinvestment Program, if any, may be sold only through a broker, and the selling shareholder may have to pay brokerage commission in connection with the sale; and (c) the selling shareholder may receive less than NAV in connection with the sale of ETF Shares.

- Disclosure regarding dividends. The prospectus for each Multiclass Fund's ETF Shares will disclose, to the extent applicable, that reinvestment of dividends (if elected) may not occur until approximately four days after the ex-dividend date.

- Educational material. ~~USAA IMC~~The Advisor will create a series of brochures designed to educate investors and financial advisors on a variety of subjects. These brochures will be written in simple, easy-to-understand language and will contain a discussion of the new classes of shares. These brochures will be designed to provide a complete and balanced disclosure to investors regarding the distinction between the classes of shares of the Multiclass Funds. In addition, the Multiclass Funds' websites will also provide information regarding the distinction between the classes of shares of the Multiclass Funds.

Applicants believe that the efforts outlined above will ensure that every interested investor will understand clearly the differences between Mutual Fund Shares and ETF Shares.

3.   Summary of Case for Relief from Sections 18(f)(1) and 18(i)

Applicants are requesting an exemption from Sections 18(f)(1) and 18(i) that would allow the Multiclass Funds to add a class of ETF Shares and/or Mutual Fund Shares, as applicable, to their multi-class structure.

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[16] If ~~USAA IMC~~the Advisor publishes materials comparing and contrasting Mutual Fund Shares and ETF Shares, we expect those materials to explain the relevant features of each class and highlight the differences between the two classes. The materials also may present ~~USAA IMC's~~the Advisor's view of which share class is most appropriate for which types of investors. Depending on the context and what we believe will be most helpful to investors, in some cases ETF Shares may be compared generally to traditional mutual fund shares, while in other cases ETF Shares of a particular Fund may be compared to Mutual Fund Shares of the same Fund.

In support of their request for relief from Section 18(i), which requires that all shares of a fund have equal voting rights, Applicants represent that they will comply in all respects with the provisions of Rule 18f-3 governing voting rights. In particular, each class will have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement, and will have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of another class. Applicants contend that the voting rights accorded the various classes of the Funds are equitable and nondiscriminatory, and fairly protect the rights and privileges of the holders of each class. Accordingly, Applicants contend that their request for relief from Section 18(i) of the 1940 Act is necessary and appropriate in the public interest and consistent with the protection of investors and with purposes fairly intended by the policy and provisions of the 1940 Act.

In support of their request for relief from Section 18(f)(1), Applicants represent that they will comply in all respects with Rule 18f-3, except that Mutual Fund Shares and ETF Shares will have different rights with respect to redeemability, trading and potentially the availability of a dividend reinvestment plan, will have different dividend declaration and payment dates, and, in some cases, convertibility. In Part V.A.2 above, Applicants explained that the different redemption, trading and conversion rights and dividend features accorded Mutual Fund Shares and ETF Shares will not lead to any of the abuses Section 18 was designed to address. For these reasons, Applicants contend that their request for relief from Section18(f)(1) of the 1940 Act is necessary and appropriate in the public interest and consistent with the protection of investors and with purposes fairly intended by the policy and provisions of the 1940 Act.

VI.   **CONDITIONS OF RELIEF**

Applicants agree that any order of the Commission granting the requested relief will be subject to all of the conditions in the Prior Order; provided that:

(i)   Solely with respect to the Multiclass Funds, Condition A.1 of the Prior Order will be modified to read as follows: "As long as a Multiclass Fund operates in reliance on the Order, the ETF Shares of such Multiclass Fund will be listed on a Stock Exchange."

(ii)   Solely with respect to the Multiclass Funds, Condition A.2 of the Prior Order will not be read to prohibit marketing of the Mutual Fund Shares or series of the Trusts that operate as traditional mutual funds as open-end investment companies or mutual funds which are organized as open-end investment companies.

(iii)   The relief under Section 18(f) related to the multi-class structure of the Multiclass Funds will not be deemed part of the ETF relief that, under Condition A.6 of the Prior Order expires automatically on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of ETFs.

VII.   PROCEDURAL MATTERS, CONCLUSION, SIGNATURES AND VERIFICATION

Applicants have attached the resolutions adopted by the Trusts and the required verifications.

Brooks Englehardt is authorized to sign and file this document on behalf of the Advisor.

Brooks Englehardt is authorized to sign and file this document on behalf of the Distributor.

Daniel Mavico is authorized to sign and file this document on behalf of the Mutual Funds Trust.

James G. Whetzel is authorized to sign and file this document on behalf of the ETF Trust.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under 6(c), of the 1940 Act granting the Relief requested by this Application.

Dated: ~~April 20~~September 16, 2015

USAA Asset Management Company

By:
Name: Brooks Englehardt
Title: President

USAA Investment Management Company

By:
Name: Brooks Englehardt
Title: President

USAA Mutual Funds Trust

By:
Name: Daniel Mavico
Title: Assistant Secretary

USAA ETF Trust

By:
Name: James G. Whetzel
Title: Trustee

OFFICER'S CERTIFICATE

USAA ETF TRUST

The undersigned, being the sole Trustee of USAA ETF Trust ("Trust"), a Delaware statutory trust formed on March 26, 2013, does hereby approve, adopt and consent to the following resolutions as the acts of the Board of Trustees (the "Board") of the Trust, which shall for all purposes be treated as if such resolutions were adopted at a duly called and held meeting of the Trustee of the Trust:

RESOLVED: That USAA ETF Trust be, and it hereby is, authorized to prepare and file with the U.S. Securities and Exchange Commission an application for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, to amend an order under Section 6(c) for an exemption from Section 18(f)(1) and 18(i) of the 1940 Act; and

RESOLVED: That the Trust be, and it hereby is, authorized and directed to do and perform any and all further acts and things which are necessary or appropriate to carry out the foregoing resolutions.

WITNESS the due execution hereof as of the ~~20th~~16th day of ~~April~~September, 2015.

By: _____

Name: James G. Whetzel, as sole Trustee,
          and not in his individual capacity

18

OFFICER'S CERTIFICATE

USAA MUTUAL FUNDS TRUST

The undersigned, Daniel Mavico, Assistant Secretary of USAA Mutual Funds Trust (the "Trust"), hereby certifies that the following is a copy of resolutions, duly adopted by the Board of Trustees of the Trust, and that these resolutions remain in full force and effect as of the date hereof:

WHEREAS, USAA Asset Management Company (AMCO) and USAA Investment Management Company (IMCO) have proposed to the Board of Trustees (Board) of the USAA Mutual Funds Trust (Trust) the filing with the Securities and Exchange Commission (SEC) of an application for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (1940 Act), granting an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, pursuant to Sections 6(c) and 17(b) of the 1940 Act granting an exemption from Section 17(a) of the 1940 Act, and pursuant to Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, which would permit the creation, operation and distribution of an exchange-traded share class of the series of the Trust that has limited redeemability but can be traded in the secondary market at market prices (ETF Share Application); and

WHEREAS, the Board has determined that the ETF Share Application is in the best interests of the Trust;

NOW, THEREFORE, BE IT RESOLVED, that the filing of the ETF Share Application, in substantially the form described at this meeting, with the SEC be, and it hereby is, approved; and

BE IT FURTHER RESOLVED, that the officers of the Trust be, and hereby are, authorized and directed to take such actions, deliver any and all documents necessary and make such filings, including the ETF Share Application and any amendments thereto that the officers of the Trust deem appropriate and necessary, upon advice of counsel, to effectuate the foregoing resolutions.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Company as of the ~~20th~~16th day of ~~April~~September, 2015.

_____

Daniel Mavico, Assistant Secretary

OFFICER'S CERTIFICATE

USAA Asset Management Company

The undersigned, being duly elected Assistant Secretary of USAA Asset Management Company (the "Company") does hereby certify that the attached resolutions were adopted by the Board of Directors via unanimous written consent and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the 1940 Act is the genuine signature of Brooks Englehardt, the duly elected and qualified President of the Company.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Company as of the 20th16th day of AprilSeptember, 2015.

_____

Daniel Mavico, Assistant Secretary

RESOLVED: That the President, any Vice President, the Treasurer or the Secretary of the Corporation be, and hereby is, authorized to prepare, execute and file with the U.S. Securities and Exchange Commission, with the Corporation being a named applicant in the application, for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, to amend an order under Section 6(c) for an exemption from Section 18(f)(1) and 18(i) of the 1940 Act;

RESOLVED: That the officers of the Corporation be, and they hereby are, authorized to take any and all actions, which are necessary or appropriate to the filing of the application for an exemptive order by the Corporation as described in the foregoing resolution; and

RESOLVED: That the Corporation be, and it hereby is, authorized and directed to do and perform any and all further acts and things which are necessary or appropriate to carry out the foregoing resolutions.

OFFICER'S CERTIFICATE

USAA Investment Management Company

The undersigned, being duly elected Assistant Secretary of USAA Investment Management Company (the "Company") does hereby certify that the attached resolutions were adopted by the Board of Directors via unanimous written consent and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the 1940 Act is the genuine signature of Brooks Englehardt, the duly elected and qualified President of the Company.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Company as of ~~the20th~~the 16th day of ~~April~~September, 2015.

_____

Daniel Mavico, Assistant Secretary

RESOLVED: That the President, any Vice President, the Treasurer or the Secretary of the Corporation be, and hereby is, authorized to prepare, execute and file with the U.S. Securities and Exchange Commission, with the Corporation being a named applicant in the application, for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, to amend an order under Section 6(c) for an exemption from Section 18(f)(1) and 18(i) of the 1940 Act;

RESOLVED: That the officers of the Corporation be, and they hereby are, authorized to take any and all actions, which are necessary or appropriate to the filing of the application for an exemptive order by the Corporation as described in the foregoing resolution; and

RESOLVED: That the Corporation be, and it hereby is, authorized and directed to do and perform any and all further acts and things which are necessary or appropriate to carry out the foregoing resolutions.

Verification

State of Texas   )

)ss

County of Bexar   )

       In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of USAA Asset Management Company; that he is President of such company; and that all actions taken by the members and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: _____

Name: <u>Brooks Englehardt</u>

Title: <u>President</u>

Verification

State of Texas   )

)ss

County of Bexar   )

       In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of USAA Investment Management Company; that he is President of such company; and that all actions taken by the members and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: _____

Name: Brooks Englehardt

Title: President

Verification

State of Texas   )

)ss

County of Bexar   )

       In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of USAA ETF TRUST; that he is a Trustee of such company; and that all actions taken by the persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: _____

Name: <u>James G. Whetzel</u>

Title: <u>Trustee</u>

Verification

State of Texas   )

)ss

)ss

County of Bexar   )

       In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of USAA MUTUAL FUNDS TRUST; that he is an assistant secretary of such company; and that all actions taken by the persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: _____

Name: <u>Daniel Mavico</u>

Title: <u>Assistant Secretary</u>